Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 4
DATED NOVEMBER 19, 2009
TO THE PROSPECTUS DATED AUGUST 24, 2009
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 4 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated August 24, 2009, as previously supplemented by Supplement No. 2 dated October 20, 2009 and Supplement No. 3 dated November 5, 2009.  Unless otherwise defined in this Supplement No. 4, capitalized terms used herein have the same meanings as set forth in the prospectus.

Prospectus Summary

The following subsection has been inserted to the prospectus following the section captioned “Prospectus Summary – Our Sponsor, Business Manager, Dealer Manager, Real Estate Managers and The Inland Real Estate Group, Inc.,” which begins on page 3 of the prospectus, and all other similar discussions throughout the prospectus.

Acquisition Group

Our Business Manager has established a dedicated acquisition group through a recently formed and wholly owned subsidiary, Inland Diversified Real Estate Acquisitions, Inc., sometimes referred to herein as “Acquisition Corp.”  Under the direction of our president, Mr. Lazarus, Acquisition Corp. has recently hired Mr. Mark Youngman and appointed him vice president.  Mr. Youngman worked for IREA prior to being hired by Acquisition Corp. and has over thirty years of experience acquiring commercial real estate.  Mr. Youngman is a full-time employee of Acquisition Corp.; however, he is completing work on transactions on behalf of IREA that started prior to the time that we hired him.  IREA or another affiliate of our sponsor will be responsible for paying a portion of Mr. Youngman’s salary during this time as well as any costs that he incurs in connection with those transactions.  Mr. Youngman will be primarily responsible for generating acquisition opportunities for us.  Additionally, Mr. Lazarus also has both experience in acquiring real estate assets as well as relationships that we believe will also provide us with acquisition opportunities.  By forming this group, we believe that the Business Manager will be able to provide us with exclusive acquisition opportunities that will not be subject to rights of first refusal, such as those identified by IREA.  Except as otherwise described above, we will be responsible for reimbursing the Business Manager for costs incurred by Acquisition Corp., including compensation and benefits costs associated with its staff, except Mr. Lazarus.

Our relationship with Acquisition Corp. will not impact our relationship with IREA, which will continue to present us with acquisition opportunities.  In fact, the Business Manager may use personnel employed by IREA to perform all due diligence activities associated with any opportunities identified by Acquisition Corp. or by any of our executive officers.  IREA would not be paid any fees in these instances, only its costs would be reimbursed.

Risk Factors

The following information updates certain information contained in the section of our prospectus captioned “Risk Factors – Risks Related to Conflicts of Interest,” which begins on page 52 of the prospectus, and all other similar discussions throughout the prospectus, including but not limited to the “Conflicts of Interest” discussion, which begins on page 120 of the prospectus.

The following risk factors have been removed in their entirety:

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“We will not have our own acquisition group.” (removed)

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“Our Business Manager may have conflicting fiduciary obligations if we acquire real estate assets from affiliates of IREIC.” (removed)

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“We may make loans to affiliates of, or entities sponsored by, IREIC.” (removed)

Management

The following information updates the discussion contained in the section of our prospectus captioned “Management – Our Directors and Executive Officers,” which begins on page 100 of the prospectus.

Our Directors and Executive Officers

Effective November 18, 2009, Mr. Steven T. Hippel was appointed to serve as our treasurer and chief accounting officer, and the treasurer and chief accounting officer of our Business Manager.  Mr. Hippel will replace Ms. Foust, who resigned from her positions as the treasurer of our company and the treasurer of our Business Manager, effective November 18, 2009, in order to focus exclusively on her responsibilities as an officer of Inland American Real Estate Trust, Inc.  The biography of Mr. Hippel is set forth below:

Steven T. Hippel has been our chief accounting officer as well as the chief accounting officer of our Business Manager since November 2009.  From September 2004 to May 2009, Mr. Hippel served as the senior vice president and chief financial officer of ORIX Real Estate Capital, Inc., a wholly owned subsidiary of ORIX USA Corporation.  Mr. Hippel directed all corporate and partnership financial reporting, accounting, treasury and tax compliance for ORIX’s nationwide portfolio of commercial and residential real estate development and investment assets, mortgage loan receivables and third-party investment management assets.  Prior to joining ORIX, Mr. Hippel was employed by Shorenstein Company from January 2002 to September 2004, serving as the vice president of finance and accounting from March 2003 to September 2004.  At Shorenstein, Mr. Hippel oversaw the accounting, reporting, and operational requirements for three investment funds.  Mr. Hippel also worked with Deloitte & Touche in their Chicago-based real estate practice from June 1995 to December 2001, where he served as an audit and advisory manager from August 2000 to December 2001.

Mr. Hippel received his bachelor degree in economics, with honors, from Williams College in Williamstown, Massachusetts and his master of science degree in accountancy from DePaul University in Chicago, Illinois.  Mr. Hippel is a certified public accountant and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society.  Mr. Hippel was 37 years old as of January 1, 2009.

The following subsection has been inserted to the prospectus directly following the section captioned “Management – Our Business Manager,” which begins on page 105 of the prospectus.

Acquisition Corp.

Inland Diversified Real Estate Acquisitions, Inc. is a Nevada corporation and a wholly owned subsidiary of our Business Manager.  The following table sets forth information regarding its executive officers and directors.  The biographies of Messrs. Goodwin and Parks are set forth above under “– Inland Affiliated Companies,” the biography of Mr. Lazarus is set forth above under “– Our Directors and Executive Officers” and the biography of Ms. Lynch is set forth under “– Inland Securities Corporation.”  The biography of Mr. Youngman is set forth below.

Name	Age*	Position
Daniel L. Goodwin	65	Director
Robert D. Parks	65	Director
Barry L. Lazarus	62	Director and President
Mark Youngman	52	Vice President
Catherine L. Lynch	50	Secretary and Treasurer

*As of January 1, 2009

Mark Youngman has been the vice president of Inland Diversified Real Estate Acquisitions, Inc. since its formation in October 2009.  Mr. Youngman has over thirty years of experience negotiating and financing real estate transactions.  Prior to joining Acquisition Corp., Mr. Youngman was employed by IREA from 1983 until 1992 and again as vice president from 2003 until October 2009.  Mr. Youngman focused on identifying, analyzing and completing the acquisition of multiple classes of real estate assets for IREA.  From 1992 to 2003, Mr. Youngman served as president of Midwest Acquisitions, Inc., where he focused primarily on finance, land acquisition and development of retail shopping centers.

Mr. Youngman attended DePaul University in Chicago, Illinois.  Mr. Youngman holds an Illinois Real Estate Brokers license.

Conflicts of Interest

The following subsection is inserted at the end of the section of the prospectus captioned “Conflicts of Interest,” which begins on page 120.

Conflicts of Interest Policy

Presently, under our charter, if we were to engage in certain transactions with entities sponsored by, or affiliated with, IREIC, such as: (1) purchasing or selling assets; (2) making loans to, or borrowing money from, these entities; or (3) entering into joint ventures with these entities, a majority of our board of directors, including a majority of our independent directors, would have to find the transaction to be fair and reasonable and on terms no less favorable to us than those from an unaffiliated party under the same circumstances.  Our board has now adopted a policy prohibiting these transactions.  Specifically, under this policy we will not engage in the following types of transactions with these IREIC-affiliated entities:

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purchasing real estate assets from, or selling real estate assets to, any IREIC-affiliated entities (this excludes circumstances where an entity affiliated with IREIC, such as IREA, enters into a purchase agreement to acquire a property and then assigns the purchase agreement to us);

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making loans to, or borrowing money from, any IREIC-affiliated entities (this excludes expense advancements under existing agreements and the deposit of monies in any banking institution affiliated with IREIC); and

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investing in joint ventures with any IREIC-affiliated entities.

This policy does not impact agreements or relationships between us and IREIC and its affiliates that relate to the day-to-day management of our business or our offering, including, for example, agreements with our Business Manager, Real Estate Managers, IREA and Inland Securities Corporation.  These agreements and relationships are described elsewhere in this prospectus.  See “Summary of Our Organizational Documents – Transactions with Affiliates of Our Sponsor.”  These agreements will continue to be governed by our charter.

Description of Real Estate Assets

This section has been inserted to the prospectus following the section captioned “Business and Policies,” which begins on page 125 of the prospectus.

Probable Investments in Real Estate Assets

Merrimack Village Center.  IREA has entered into a real estate sales contract with Regency Centers, L.P. (an unaffiliated third party), which IREA intends to assign to us or one of our wholly owned subsidiaries, to acquire a fee simple interest in an 82,292 square foot grocery-anchored retail center known as Merrimack Village Center, located in Merrimack, New Hampshire for approximately $9.8 million, plus closing costs in an amount to not exceed $65,000.  If we acquire the property, we will fund the purchase with proceeds from our offering.  We also may borrow up to 55% of the purchase price, secured by the property, either concurrently at closing or at some point in the future.  The decision to acquire this property will generally depend upon a number of factors, including without limitation: satisfaction of the conditions to the acquisition contained in the purchase contract between IREA and the seller;   no material adverse change occurring relating to the underlying property, the tenants or in the local economic conditions; and   the receipt of satisfactory due diligence information including appraisal, environmental reports and lease information.  There can be no assurance that we will complete the acquisition.

As of November 5, 2009, Merrimack Village Center was 85.5% leased to ten tenants.  Two additional tenants are scheduled to commence paying rent in November 2009 and January 2010, which, without any changes in the other tenants, would increase the occupancy to 96.8% leased to twelve tenants.  The seller has agreed to establish escrow accounts in an amount equal to approximately $44,000 if these two tenants are not paying rent by the closing date.  Including the rent expected to by these two tenants, the property is expected to generate aggregate annual base rent of approximately $1 million.  The weighted-average remaining lease term for the tenants occupying the property as of November 5, 2009 is approximately 15 years.  In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require that the tenants pay these expenses up to a certain amount.  Historically, approximately $60,000 of these expenses have been reimbursed on an annual basis.

As of November 5, 2009, Shaw’s Grocery Store, a wholly owned subsidiary of SUPERVALU, INC., leased 54,000 square feet, or 65.6% of the total gross leasable area of this property, for an annual base rent of approximately $534,600 under a lease that expires in February 2027, with one ten-year option and five five-year options to renew through 2062.

Two units of Merrimack Village Center, comprising an aggregate of 2,600 square feet, were unfinished and vacant as of November 5, 2009.  If we acquire this property, we will receive at closing a $52,000 credit against the purchase price, representing the seller’s contribution to the costs of improving these units.  We anticipate that the aggregate improvement costs for these two units will not exceed $52,000.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2009 through 2018 for Merrimack Village Center.  The table shows the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2009	–	–	–	–
2010	–	–	–	–
2011	2	2,400	56,400	6%
2012	–	–	–	–
2013	3	4,000	84,260	8%
2014	4	12,692	230,206	22%
2015	–	–	–	–
2016	–	–	–	–
2017	–	–	–	–
2018	–	–	–	–

The table below sets forth certain information with respect to the occupancy rate at Merrimack Village Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2008	87%	$13.03
2007	83%	$12.70
2006	76%	$12.10

We believe that Merrimack Village Center is suitable for its intended purpose and adequately covered by insurance. Except as otherwise disclosed herein, we do not intend to make significant renovations or improvements to Merrimack Village Center. There are three comparable properties located in the same market that might compete with Merrimack Village Center.

Real estate taxes paid for the fiscal year ended March 31, 2010 (the most recent tax year for which information is generally available) were approximately $222,355.  The amount of real estate taxes paid was calculated by multiplying Merrimack Village Center’s assessed value by a tax rate of 19.17%.

For federal income tax purposes, the depreciable basis in this property is approximately $6.8 million.  We calculate depreciation expense for tax purposes by using the straight-line method.  We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Other properties may be identified in the future that we, either directly or indirectly through subsidiaries, may acquire before or instead of the property listed below. There can be no assurance that this property will be acquired.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion updates the discussion contained in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which begins on page 146 of the prospectus.

Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical, including statements regarding management’s intentions, beliefs, expectations, representations, plans or predictions of the future and are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may,” “will,” “should” and “could.”  We intend that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These forward-looking statements involve numerous risks and uncertainties that could cause our actual results to be materially different from those set forth in the forward-looking statements.  The forward-looking statements should be read in light of the risk factors identified in the “Risk Factors” section of our prospectus.

The following discussion and analysis relates to the three and nine months ended September 30, 2009, the three months ended September 30, 2008 and the period from June 30, 2008 (inception) through September 30, 2008 and as of September 30, 2009 and December 31, 2008.  You should read the following discussion and analysis along with our Financial Statements and the related notes included in our prospectus, as supplemented.

Liquidity and Capital Resources

Our principal demand for funds will be to acquire real estate assets and securities, to pay operating expenses, interest on our outstanding indebtedness and to make distributions to our stockholders.  We will generally fund our cash needs for items other than asset acquisitions from operations.  Our cash needs for acquisitions will be funded primarily from the sale of our shares, including those offered for sale through our distribution reinvestment plan.  There may be a delay between the sale of our shares and our purchase of assets, which could result in a delay in generating returns, if any, from our investment operations.  Our Business Manager and Inland Real Estate Acquisitions, or “IREA,” will evaluate potential acquisitions and will engage in negotiations with sellers and lenders on our behalf.  Pending investment in real estate assets, we may decide to temporarily invest any unused proceeds from the offering in certain investments that could yield lower returns than those earned on real estate assets.  These lower returns may affect our ability to make distributions.

Potential future sources of liquidity include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of assets and undistributed cash flow from operations (funds from operations).  If necessary, we may use financings or other sources of liquidity (capital) in the event of unforeseen significant capital expenditures. We have not identified any sources for these types of financings.

As of September 30, 2009, we received net offering proceeds totaling $2,658,866 from the sale of our stock.

Through September 30, 2009, our liquidity needs have primarily been to pay for organization and offering costs.  IREIC has advanced $2,223,800 to us for those requirements.

In addition to distributions declared for the month of October 2009, the following distributions have also been declared by our board of directors:

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For stockholders of record between November 1, 2009 and November 30, 2009, distributions to be paid will equal a daily amount that if paid each day for a 365- day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share, calculated at a rate of $0.00164384 per share per day to be paid on December 3, 2009.

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For stockholders of record between December 1, 2009 and December 31, 2009, distributions to be paid will equal a daily amount that if paid each day for a 365- day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share, calculated at a rate of $0.00164384 per share per day to be paid on January 4, 2010.

We intend to continue paying distributions for future periods in the amounts and at times as determined by our board.  We anticipate that some or all of the monies needed to pay these distributions will be funded from capital contributions that IREIC has advised us that it intends to fund.  IREIC will not receive any additional shares of our common stock for making any of these contributions.  IREIC previously invested $200,000 at the time of our formation.  We will not use any of this contribution to fund distributions.  There is no assurance that IREIC will continue to contribute monies to fund future distributions.

Stockholder liquidity: We will provide the following programs to facilitate investment in the shares and to provide limited liquidity for stockholders until such time as a market for the shares develops, if at all:

The distribution reinvestment plan will allow stockholders who purchased shares pursuant to our offering to automatically reinvest distributions by purchasing additional shares from us. Such purchases will not be subject to selling commissions or marketing contribution and due diligence expense allowance and will be sold at a price of $9.50 per share.

The share repurchase program will provide existing stockholders with limited interim liquidity by enabling them to sell shares back to us. The prices at which shares may be sold back to us are as follows:

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$9.00 per share for stockholders who have owned their shares for at least one year, but less than five years, and

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$9.50 per share for stockholders who have owned their shares for at least five years.

Shares repurchased by us will not be available for resale.  During any offering period, the repurchase price will be equal to or below the price of the shares specified in the offering.  However, if a stockholder dies prior to or after owning the shares for one year, the one-year holding period will not be applicable, and any shares held for less than one year by the deceased will, subject to the conditions of the program, be repurchased at a price equal to $9.00 per share.

In the case of any repurchases other than upon the death of a stockholder, we are authorized to use only the proceeds from our distribution reinvestment plan during that month and we will limit the number of shares repurchased during any calendar year to 3% of the number of shares of common stock outstanding on December 31st of the previous calendar year.  In the case of repurchases made upon the death of a stockholder, we are authorized to use any funds to complete the repurchase, and neither the limit regarding funds available from the distribution reinvestment plan nor the 3% limit will apply.

Cash Flow Analysis

We have not realized any cash flows from net rental income as of September, 30, 2009. Our only cash flows from operating activities has been $81 in interest earned on the short term investment of our cash, over the past several months.

We have used $1,000 in cash flows from investing activities through September 30, 2009, which consists of an investment in a related party.

The net cash flows from financing activities for the nine months ending September 30, 2009, totals $2,277,742 and consists primarily of $2,719,618 from the sale of our stock, $1,192,693 advanced from IREIC, net of $1,775,639 used to pay offering costs.

As of September 30, 2009, we had not paid any distributions.

Results of Operations

We intend to use the proceeds of our offering to acquire interests in commercial real estate, including acquiring REITs or other “real estate operating companies,” and other real estate assets such as joint ventures and commercial mortgage debt. We may originate or invest in real estate-related loans to third parties or to related parties of, or entities sponsored by, IREIC.  Our primary investment objectives are to balance investing in real estate assets that produce attractive current yields and long-term risk-adjusted returns to our stockholders, with our desire to preserve stockholders’ capital and to pay sustainable and predictable distributions to our stockholders.

As of September 30, 2009, we had not acquired any real estate assets.

Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or “NAREIT,” an industry trade group, has promulgated a standard known as “Funds from Operations,” or “FFO,” which it believes more accurately reflects the operating performance of a REIT such as us. As defined by NAREIT, FFO means net income computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization on real property and after adjustments for unconsolidated partnerships and joint ventures in which we hold an interest.  FFO is not intended to be an alternative to “Net Income” as an indicator of our performance nor to “Cash Flows from Operating Activities” as determined by GAAP as a measure of our capacity to pay distributions.  Because FFO excludes depreciation and amortization unique to real estate, gains from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year or with other REITs, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.

We will offer this measure to assist the users of our financial statements under GAAP, but FFO is not a financial measure recognized under GAAP and should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. In addition, our calculation of FFO is not necessarily comparable to FFO as calculated by other REITs that do not use the same definition or implementation guidelines or interpret the standards differently from us. These measures should not be relied upon as a substitute for any GAAP measure, including net income.

Critical Accounting Policies

The preparation of financial statements in conformity with United States generally accepted accounting principles, or “GAAP,” requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related notes.  This section discusses those critical accounting policies and estimates which may impact our financial reporting in future periods.  These judgments may result from the need to make estimates about the effect of matters that are inherently uncertain. GAAP requires information in financial statements about accounting principles, methods used and disclosures pertaining to significant estimates.  This discussion summarizes our current views on what is expected to be taken into consideration upon the application of those policies.

Acquisition of Investment Property

We will be required to allocate the purchase price of each acquired investment property between land, building and improvements, acquired above market and below market leases, in-place lease value, and any assumed financing that is determined to be above or below market terms.  In addition, we will be required to allocate a portion of the purchase price to the value of customer relationships, if any.  The allocation of the purchase price is an area that requires judgment and significant estimates.  We will use the information contained in the independent appraisal obtained at acquisition as the primary basis for the allocation to land and building and improvements.  The aggregate value of intangibles is measured based on the difference between the stated price and the property value calculation as if vacant.  We will determine whether any financing assumed is above or below market based upon comparison to similar financing terms for similar investment properties.  We also will allocate a portion of the purchase price to the estimated acquired in-place lease costs based on estimated lease execution costs for similar leases as well as lost rent payments during assumed lease up period when calculating as if vacant fair values.  We also will evaluate each acquired lease based upon current market rates at the acquisition date and we will consider various factors including geographical location, size and location of leased space within the investment property, tenant profile and the credit risk of the tenant in determining whether the acquired lease is above or below market lease costs.  After an acquired lease is determined to be above or below market lease costs, we will allocate a portion of the purchase price to such above or below acquired leases based upon the present value of the difference between the contractual lease rate and the estimated market rate.  The determination of the discount rate used in the present value calculation is based upon the “risk free rate.”  This discount rate is a significant factor in determining the market valuation which will require our judgment of subjective factors such as market knowledge, economics, demographics, location, visibility, age and physical condition of the property.

Impairment of Investment Property

We will assess the carrying value of each investment property on a quarterly basis to determine if indicators of impairment exist.  If events or circumstances support the possibility of impairment we will prepare a projection of the undiscounted future cash flows of the investment property to determine if the investment is recoverable.  If impairment is indicated, an adjustment will be made to the carrying value of the investment property to reduce the carrying value to its current fair value.  The valuation and possible subsequent impairment of each investment property is a significant estimate that can and may change based on our continuous process of analyzing each property and reviewing assumptions about uncertain inherent factors, as well as the economic condition of the property at a particular point in time.

In addition, we will evaluate our equity method investments for impairment indicators.  The valuation analysis considers the investment positions in relation to the underlying business and activities of our investments.

Cost Capitalization and Depreciation Policies

Costs incurred in connection with the acquisition of investment property will be expensed as incurred.

We will review all expenses, paid at the property level and capitalize items which are deemed to be an upgrade or a tenant improvement.  These costs will be capitalized and included in the investment properties classification as an addition to buildings and improvements.

Buildings and improvements will be depreciated on a straight-line basis based upon estimated useful lives of thirty years for buildings and improvements, and five to fifteen years for site improvements.  Furniture, fixtures and equipment will be depreciated on a straight-line basis over five to ten years.  Tenant improvements will be depreciated on a straight line basis over the lesser of the term of the lease or the life of the asset. The portion of the purchase price allocated to acquired above market costs and acquired below market costs will be amortized on a straight-line basis over the term of the related lease as an adjustment to net rental income.  Acquired in-place lease costs, other leasing costs, and tenant improvements will be amortized on a straight-line basis over the term of the related lease as a component of amortization expense.  The portion of the purchase price allocated to acquired in-place lease costs will be amortized on a straight line basis over the term of the related lease.

Cost capitalization and the estimate of useful lives require judgment and include significant estimates that can and do change.

Investment in Marketable Securities

We will asses our investments in marketable securities for changes in the market value of the investments.   A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary, will result in an impairment to reduce the carrying amount to fair value.  The impairment will be charged to earnings and a new cost basis for the security will be established.  To determine whether an impairment is other-than-temporary, we will consider whether we have the ability and intent to hold the investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.  Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.  We will consider the following factors in evaluating our securities for impairments that are other than temporary:

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declines in the REIT and overall stock market relative to our security positions;

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the estimated net asset value (“NAV”) of the companies we invest in relative to their current market prices;

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future growth prospects and outlook for companies using analyst reports and company guidance, including dividend coverage, NAV estimates and growth in “funds from operations,” or “FFO;” and

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duration of the decline in the value of the securities.

Revenue Recognition

We will commence revenue recognition on our leases based on a number of factors.  In most cases, revenue recognition under a lease will begin when the lessee takes possession of or controls the physical use of the leased asset. Generally, this will occur on the lease commencement date.  The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins.  If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset will be the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease.  In these circumstances, we will begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements.  We will consider a number of different factors to evaluate whether we or the lessee is the owner of the tenant improvements for accounting purposes.  These factors include:

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whether the lease stipulates how and on what a tenant improvement allowance may be spent;

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whether the tenant or landlord retains legal title to the improvements;

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the uniqueness of the improvements;

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the expected economic life of the tenant improvements relative to the length of the lease; and

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who constructs or directs the construction of the improvements.

We will recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements will be recorded as deferred rent receivable and will be included as a component of accounts and rents receivable in the accompanying balance sheets.  Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decreases in the later years of a lease.  We periodically will review the collectability of outstanding receivables.  Allowances will be taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses will be accrued as revenue in the period the applicable expenses are incurred.  We will make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to differ from the estimated reimbursement.

We will recognize lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we will provide for losses related to unrecovered intangibles and other assets.

We will recognize lodging operating revenue on an accrual basis consistent with operations.

Partially-Owned Entities

We will consolidate the operations of a joint venture if we determine that we are either the primary beneficiary of a variable interest entity or have substantial influence and control of the entity.  The primary beneficiary is the party that absorbs a majority of the entity’s expected losses or residual returns.  There are significant judgments and estimates involved in determining the primary beneficiary of a variable interest entity or the determination of who has control and influence of the entity.  If we consolidate an entity, the assets, liabilities and results of operations of a variable interest entity will be included in our consolidated financial statements.

In instances where we are not the primary beneficiary of a variable interest entity or we do not control the joint venture, we will use the equity method of accounting.  Under the equity method, the operations of a joint venture are not consolidated with our operations but instead our share of operations would be reflected as equity in earnings (loss) on unconsolidated joint ventures on our statements of operations.  Additionally, our net investment in the joint venture would be reflected as investment in and advances to joint venture as an asset on the balance sheets.

Acquisition of Businesses

Acquisitions of businesses, if any, will be accounted for using purchase accounting.  The assets and liabilities of the acquired entities will be recorded using the fair value at the date of the transaction and allocated to tangible and intangible assets.  Any additional amounts will be allocated to goodwill as required, based on the remaining purchase price in excess of the fair value of the tangible and intangible assets acquired and liabilities assumed.  We will amortize identified intangible assets that are determined to have finite lives, which are based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the business acquired.  Intangible assets subject to amortization will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss will be recognized if the carrying amount of an intangible asset, including the related real estate when appropriate, is not recoverable and the carrying amount exceeds the estimated fair value.

Goodwill

Amounts accounted for goodwill will not be amortized, but instead evaluated for impairment at least annually.  The goodwill impairment test is a two-step test.  Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement).  Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.

Valuation of Accounts and Rents Receivable

We will take into consideration certain factors that require judgments to be made as to the collectability of receivables.  Collectability factors taken into consideration are the amounts outstanding, payment history and financial strength of the tenant, which taken as a whole determines the valuation.

REIT Status

We intend to qualify as a Real Estate Investment Trust (“REIT”).  In order to qualify as a REIT, we will be required to distribute at least 90% of our REIT taxable income to our stockholders.  We must also meet certain asset and income tests, as well as other requirements.  We will monitor the business and transactions that may potentially impact our REIT status.  If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures About Market Risk

We may be exposed to interest rate changes primarily as a result of long-term debt used to maintain liquidity and fund capital expenditures and expand our real estate investment portfolio and operations.  We will seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets and investments in commercial mortgage-backed securities.  Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy.  If we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to both credit risk and market risk.  Credit risk is the failure of the counterparty to perform under the terms of the derivative contract.  If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us.  If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk.  We will seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties.  Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates.  The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

With regard to variable rate financing, our Business Manager will assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.  Our Business Manager will maintain risk management control systems to monitor interest rate cash flow risk attributable to both of our outstanding or forecasted debt obligations as well as our potential offsetting hedge positions.  While this hedging strategy will be designed to minimize the impact on our net income and funds from operations from changes in interest rates, the overall returns on your investment may be reduced.  Our board has not yet established policies and procedures regarding our use of derivative financial instruments for hedging or other purposes.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 206.

Status of the Offering

As of November 5, 2009, we satisfied our minimum offering requirement in the State of Tennessee.  With the exception of subscription proceeds received from residents of Pennsylvania, all subscription proceeds have been released from the escrow account maintained by our third-party escrow agent.

The following table provides information regarding the total shares sold in our offering as of November 12, 2009.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	1,298,878	12,929,136	1,256,166	11,672,970

Shares sold pursuant to our distribution reinvestment plan:	1,999	18,987	–	18,987

Total:	1,320,877	13,148,123	1,256,166	11,891,957

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

Financial Statements

The following financial statements supplement the financial statements contained in the section captioned “Financial Statements,” which begins on page F-1 of the prospectus.

Index to Financial Statements

Page
Balance Sheets as of September 30, 2009 (unaudited) and December 31, 2008	F-1

Statements of Operations for the three and nine months ended September 30, 2009

  and for the three months ended September 30, 2008 and the period from June 30, 2008   (inception) through September 30, 2008 (unaudited)

F-2

Statement of Stockholders’ Equity (Deficit) for the nine months ended September 30, 2009 (unaudited)	F-3

Statements of Cash Flows for the nine months ended September 30, 2009 and for the period from June 30, 2008 (inception) through September 30, 2008 (unaudited)	F-4

Notes to Financial Statements (unaudited)	F-5

F-i

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

BALANCE SHEETS

ASSETS

	September 30, 2009 (unaudited)	December 31, 2008

Cash and cash equivalents	$2,371,136	$399,798
Deferred expenses	167,432	-
Investment in related party	1,000	-
Deferred offering costs	48,716	899,163

Total assets	$2,588,284	$1,298,961

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Liabilities:
Accrued offering expenses	$395,816	$102,283
Accounts payable	459	35,145
Other liabilities	141,070	-
Due to related parties	2,223,800	1,031,107
Total liabilities	$2,761,145	$1,168,535

Stockholders’ equity:
Preferred stock, $.001 par value, 40,000,000 shares authorized, none outstanding
Common stock, $.001 par value, 2,460,000,000 shares authorized, 293,207 shares issued and outstanding at September 30, 2009 and 20,000 shares issued and outstanding at December 31, 2008	293	20
Additional paid in capital	2,919,325	199,980
Less: offering costs	(2,919,618)	-
Retained earnings deficit	(172,861)	(69,574)

Total stockholders’ equity (deficit)	(172,861)	130,426

Total liabilities and stockholders’ equity (deficit)	$2,588,284	$1,298,961

See accompanying notes to financial statements.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

STATEMENTS OF OPERATIONS

For the three and nine month periods ended September 30, 2009 and for the three months ended

September 30, 2008 and the period from June 30, 2008 (inception) through September 30, 2008 (unaudited)

	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Period from June 30,2008 (inception) through September 30, 2008

Income:
Interest	$3	$-	$81	$-
	3	-	81	-
Expenses:
Organization	$(13,757)	$2,448	$31,483	$2,448
General and Administrative	58,107	1,742	71,885	1,742
	44,350	4,190	103,368	4,190

Net loss	$(44,347)	$(4,190)	$(103,287)	$(4,190)

Net loss per common share, basic and diluted	$1.55	$.21	$4.51	$.21
Weighted average number of common shares outstanding – basic and diluted	28,604	20,000	22,900	20,000

See accompanying notes to financial statements.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the nine months ended September 30, 2009 (unaudited)

	Number of	Common	Additional Paid in	Offering Costs	Retained Earnings
	Shares	Stock	Capital		Deficit	Total

Balance at December 31, 2008	20,000	$20	$199,980	$-	$(69,574)	$130,426

Net loss for the nine months ended September 30, 2009	-	-	-	-	(103,287)	(103,287)

Proceeds from Offering	273,207	273	2,719,345	(2,919,618)	-	(200,000)

Balance at September 30, 2009	293,207	$293	$2,919,325	$(2,919,618)	$(172,861)	$(172,861)

See accompanying notes to financial statements.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

STATEMENT OF CASH FLOWS

For the nine month period ended September 30, 2009 and the period from June 30, 2008 (inception) through

September 30, 2008 (unaudited)

	For the nine months ended September 30, 2009	Period from June 30, 2008 (inception) through September 30, 2008
Cash flows from operating activities:
Net loss	$(103,287)	$(4,190)
Adjustments to reconcile net loss to net cash used in operating activities
Increase in deferred expenses	(167,432)	-
Decrease in accounts payable	(34,686)	-

Net cash flows used in operating activities	(305,405)	(4,190)

Net cash flows from investing activities:
Investment in related party	(1,000)	-

Cash flows from financing activities:
Proceeds from Offering	2,719,618	200,000
Other liabilities	141,070	-
Due to related parties	1,192,693	723,800
Payment of offering costs, net of accrued offering expenses	(1,775,638)	(631,696)

Net cash flows provided by financing activities	2,277,743	292,104

Net increase in cash and cash equivalents	1,971,338	287,914
Cash and cash equivalents at beginning of period	399,798	-

Cash and cash equivalents at end of period	$2,371,136	$287,914

See accompanying notes to financial statements.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(1)  Organization

Inland Diversified Real Estate Trust, Inc. (the “Company” which may be referred to as the “Company,” “we,” “us,” or “our”) was formed on June 30, 2008 to acquire and manage a diversified portfolio of commercial real estate investments located in the United States and Canada.  The Company has entered into a Business Management Agreement (the “Agreement”) with Inland Diversified Business Manager & Advisor, Inc. (the “Business Manager”), to be the Business Manager to the Company.  The Business Manager is a related party to our sponsor, Inland Real Estate Investment Corporation (the “Sponsor”). In addition, Inland Diversified Real Estate Services LLC, Inland Diversified Asset Services LLC, Inland Diversified Leasing Services LLC and Inland Diversified Development Services LLC, which are indirectly controlled by the four principals of The Inland Group (collectively, the “Real Estate Managers”), will serve as the Company’s real estate managers. The Company is authorized to sell up to 500,000,000 shares of common stock (the “Shares”) at $10 each in an initial public offering (the “Offering”) which commenced on August 24, 2009 and to issue 50,000,000 shares at $9.50 each issuable pursuant to the Company’s distribution reinvestment plan (“DRP”).

The Company intends to qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, for federal income tax purposes.  If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal income tax to the extent it distributes its REIT taxable income to its stockholders.  If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate tax rates.  Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income.

In the opinion of management, the financial statements contain all the adjustments necessary to present fairly the financial positions and results of operations for the periods presented herein. Results of interim periods are not necessarily indicative of the results to be expected for the year.

The Company will provide the following programs to facilitate investment in the Company’s shares and to provide limited liquidity for stockholders.

The Company will allow stockholders who purchase shares in the offering to purchase additional shares from the Company by automatically reinvesting distributions through the DRP, subject to certain share ownership restrictions. Such purchases under the DRP will not be subject to selling commissions or the marketing contribution and due diligence expense allowance, and are made at a price of $9.50 per share.

The Company is authorized to repurchase shares under the share repurchase program (“SRP”), if requested, subject to, among other conditions, funds being available.  In any given calendar month, proceeds used for the SRP cannot exceed the proceeds from the DRP, for that month.  In addition, the Company will limit the number of shares repurchased during any calendar year to 3% of the number of shares of common stock outstanding on December 31st of the previous year.   In the case of repurchases made upon the death of a stockholder, however, the Company is authorized to use any funds to complete the repurchase, and neither the limit regarding funds available from the DRP nor the 3% limit will apply.  The SRP will be terminated if the Company’s shares become listed for trading on a national securities exchange.  In addition, the Company’s board of directors, in its sole direction, may amend, suspend or terminate the SRP.

The fiscal year-end of the Company is December 31.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

(2)  Summary of Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Costs associated with the Offering are deferred and charged against the gross proceeds of the Offering upon the sale of shares.  Formation and organizational costs were expensed as incurred.

Cash and cash equivalents are stated at cost, which approximates fair value.  For purposes of the statement of cash flows, all short-term investments with maturities of three months or less are considered to be cash equivalents.

Publicly traded companies are required to disclose the fair value of financial instruments in interim financial statements, adding to the current requirements to make these disclosures in annual financial statements.

The Company’s financial instruments include cash and cash equivalents, other investments, accrued offering expenses, accounts payable, other liabilities, and due to affiliates.  The carrying values of cash and cash equivalents, accrued offering expenses, accounts payable, other liabilities, and due to affiliates approximates their estimated fair values due to the short maturity of these instruments.  Other investments are carried at cost which approximates estimated fair value.

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts and their respective tax basis.  A valuation allowance is established for uncertainties relating to realization of deferred tax assets. As of September 30, 2009, the Company had a deferred tax asset of $68,712 related to organizational costs for which a valuation allowance was recorded due to current uncertainty of realization.

(3)  Transactions with Related Parties

The Sponsor contributed $200,000 to the capital of the Company for which it received 20,000 shares of common stock.

For the period from June 30, 2008 (inception) through September 30, 2009, the Company had incurred $3,022,805 of offering and organizational costs.  Pursuant to the terms of the Offering, the Business Manager had agreed to reimburse the Company all public offering and organization expenses (excluding sales commissions and the marketing contribution allowance) in excess of 5% of the gross proceeds of the Offering or all organization and offering expenses (including selling commissions and the marketing contribution) which together exceed 15% of gross offering proceeds.

On May 28, 2009, the Company purchased 1,000 shares of common stock in the Inland Real Estate Group of Companies for $1,000, which are accounted for under the cost method.

The due to related parties amount on the accompanying balance sheet represents non-interest bearing advances made by the Sponsor, which the Company intends to pay.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

Certain compensation and fees payable to the Business Manager for services to be provided to the Company are limited to maximum amounts.

Non-subordinated payments

Offering Stage

Selling commissions	The Company will pay Inland Securities Corporation, an affiliate of the Business Manager, 7.5% (up to 7% of which may be reallowed to participating dealers) of the sale price for each share sold.

Marketing contribution	The Company will pay a marketing contribution to Inland Securities equal to 2.5% (up to 1.5% of which may be reallowed to soliciting dealers) of the gross offering proceeds from shares sold.

Itemized and detailed due diligence expense reimbursement

The Company will reimburse Inland Securities Corporation and soliciting dealers for bona fide out-of-pocket, itemized and detailed due diligence expenses incurred by these entities, in amounts up to 0.5% of the gross offering proceeds.  These expenses may, in the Company’s sole discretion, be reimbursed from amounts paid or reallowed to these entities as a marketing contribution, or may be reimbursed from issuer costs.

Issuer costs

The Company will reimburse the Sponsor, its affiliates and third parties for costs and other expenses of the offering that they pay on its behalf, in an amount not to exceed 5% of the gross offering proceeds.  Our Business Manager has agreed to pay or reimburse these costs to the Company to the extent they exceed 15% of the gross offering proceeds.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

 (continued)

September 30, 2009

(Unaudited)

Operational Stage

Acquisition expenses

The Company will reimburse the Business Manager and its affiliates for expenses paid on the Company’s behalf in connection with acquiring real estate assets, regardless of whether the Company acquires the real estate assets.  The Company may not, however, reimburse expenses that exceed the greater of 6% of the contract price of any real estate asset or, in the case of a loan, 6% of the funds advanced.

Real estate management fees

Up to 4.5% of the gross income from each property that is managed directly by the Real Estate Managers or their affiliates.  The applicable Real Estate Managers will determine, in its sole discretion, the amount of the fee with respect to a particular property, subject to the 4.5% limitation.  This fee may be increased, subject to the approval of a majority of the Company’s independent directors, for certain properties. The Company also will reimburse the Real Estate Managers and their affiliates for property-level expenses that they pay or incur on the Company’s behalf, including the salaries, bonuses and benefits of persons employed by the Real Estate Managers and their affiliates except for the salaries, bonuses and benefits of persons who also serve as one of the Company’s executive officers or as an executive officer of any of the Real Estate Managers.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

Oversight fee

The Company may pay up to 1% of the gross income from each property that is managed directly by entities other than the Real Estate Managers or their affiliates. The applicable Real Estate Manager will determine, in its sole discretion, the amount of the fee with respect to a particular property, subject to the 1% limitation.  The Company also will reimburse each Real Estate Manager and its affiliates for property-level expenses that they pay or incur on the Company’s behalf, including the salaries, bonuses and benefits of persons employed by the Real Estate Managers and their affiliates except for the salaries and benefits of persons who also serve as one of the Company’s executive officers or as an executive officer of any of the Real Estate Managers.

In addition, with respect to any property that is managed directly by entities other than the Real Estate Managers or their affiliates and does not generate income, such as properties that are newly constructed, are under development or construction, or have not yet been developed, the Company may pay a monthly oversight fee based upon the “hourly billing rate” of the applicable Real Estate Manager, multiplied by the number of hours spent by its employees in providing oversight services for the Company in respect of that property.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

For these purposes, the “hourly billing rate” approximates the hourly cost to the Real Estate Managers to provide services to the Company based on the amount of salaries, bonuses and benefits paid to or for the employees of the Real Estate Manager providing the services; and an allocation for overhead including rent, materials, fees, taxes, and other operating expenses incurred by the Real Estate Manager in operating its business, except for certain direct expenses for which the Company reimburses the Real Estate Managers.

Except as otherwise approved by a majority of the Company’s independent directors, the total fees paid to the Real Estate Managers for managing an asset, including oversight fees, will not exceed 4.5% of the gross income generated by the applicable property.

Brokerage fees

The Company will pay Inland Financial Products, Inc. or its affiliate a brokerage fee for facilitating transactions in real estate related-loans and commercial mortgage-based securities, in an amount up to 1% of the purchase price of the loans or commercial mortgage backed securities.  In respect of any acquisition of a real estate-related loan or commercial mortgage-backed securities, the total brokerage fee paid plus the amount of acquisition expenses reimbursed may not exceed the 6% limits on acquisition expenses.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

Purchasing, selling and servicing mortgages fees	0.03% per year on the first billion dollars and 0.01% thereafter on all mortgages that are serviced. In addition, 0.2% of the principal amount of each loan placed for the Company.

Reimbursable expenses for providing ancillary services

The Company will reimburse the Business Manager and its affiliates for any expenses that they pay or incur in providing ancillary services to the Company, including the costs of salaries and benefits of persons employed by these entities and performing services for the Company.  The Company will not reimburse for the costs of salaries and benefits of persons who also serve as one of the Company’s executive officers, except for the Secretary, or as an executive officer of any of the Real Estate Managers.

Investment advisor fee

The Company will pay monthly fees at an annual rate equal to 1% of the first $1 to $5 million of marketable securities under management, 0.85% of marketable securities from $5 to $10 million, 0.75% of marketable securities from $10 to $25 million, 0.65% of marketable securities from $25 to $50 million, 0.60% of marketable securities from $50 to $100 million and 0.50% of marketable securities above $100 million.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

Institutional investment fee

The Company will pay Inland Institutional Capital Partners Corporation, or “ICAP,” a fee for identifying unaffiliated institutional partners and operating partners with whom it may enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements.  The Company will pay ICAP an advisory fee for the time that ICAP spends targeting and qualifying potential partners and providing related services to the Company, at a rate equal to $250 per hour for ICAP’s principals and $100 per hour for ICAP’s other employees.  The advisory fee will be paid in arrears on a quarterly basis.  In addition, in the event that ICAP identifies an institutional unaffiliated partner or operating partner with whom the Company actually enters into a definitive agreement, the Company will pay ICAP an investment fee of 0.35% of the amount paid by a new partner to the joint venture or other arrangement and 0.25% of amounts paid by partners that have already invested in a joint venture with the Company.  The investment will be offset by the hourly advisory fee described above.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

Property disposition fee

The Company will pay Inland Real Estate Brokerage or an affiliate an amount equal to the lesser of:

•

3% of the contract sales price of the property; or

•

50% of the customary commission which would be paid to a third party broker for the sale of a comparable property.

The amount paid, when added to the sums paid to unaffiliated parties, may not exceed either the customary commission or an amount equal to 6% of the contract sales price.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

Subordinated Payments

Operational Stage

Business management fee

Subject to satisfying the criteria described below, the Company will pay the Business Manager a quarterly business management fee equal to a percentage of the Company’s “average invested assets,” calculated as follows:

(1)

if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 7% annualized distribution rate (assuming a share was purchased  for $10.00), it will pay a fee equal to 0.25% of its “average invested assets” for that prior calendar quarter;

(2)

if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 6% annualized distribution rate but less than an average 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.1875% of its “average invested assets” for that prior calendar quarter;

(3)

if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 5% annualized distribution rate but less than an average 6% annualized distribution rate (in each case

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

assuming a share was purchased for $10.00), it will pay a fee equal to 0.125% of its “average invested assets” for that prior calendar quarter; or

(4)

if the Company does not satisfy the criteria in (1), (2) or (3) above in a particular calendar quarter just ended, it will not, except as set forth below, pay a business management fee for that prior calendar quarter.

Assuming that (1), (2) or (3) above is satisfied, the Business Manager may decide, in its sole discretion, to be paid an amount less than the total amount that may be paid.  If the Business Manager decides to accept less in any particular quarter, the excess amount that is not paid may, in the Business manager’s sole discretion, be waived permanently or accrued, without interest, to be paid at a later point in time.  The Company also will reimburse the Business Manager or any affiliate for all expenses that it, or any affiliate including the Sponsor, pays or incurs on our behalf including the salaries and benefits of persons employed by the Business Manager or its affiliates and performing services for the Company except for the salaries and benefits of persons who also serve as one of the executive officers of the Company or the Business Manager or its affiliates.  For these purposes, secretary will not be considered an “executive officer.”

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

Incentive fee

After the stockholders have first received, from distributions from all sources, a 10% per annum cumulative, non-compounded return on, plus return of, their “invested capital,” the Company will pay the Business Manager an incentive fee equal to 15% of the net proceeds from the sale of its real estate assets, including assets owned by a REIT or other real estate operating company that was acquired and operates as a subsidiary.

Listing fee

Upon a “liquidity event,” the Company will pay its Business Manager a listing fee equal to 15% of the amount by which (1) the “market value” of the outstanding shares of its common stock, or the common stock of its subsidiary, plus the total distributions paid to stockholders from inception until the date that market value is determined exceeds (2) the aggregate invested capital, less any distributions of net sales or financing proceeds, plus the total distributions required to be paid to the Company’s stockholders in order to pay them the “priority return” from inception through the date that market value is determined.  In the event that, at the date of determination, stockholders have not received a return of capital plus the priority return, less any distributions of net sales or financing proceeds, the fee will be paid at the time that we have paid the total distributions required to be paid to stockholders in order to pay them the priority return, calculated as described herein.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

As used herein, a “liquidity event” means a listing or any merger, reorganization, business combination, share exchange, acquisition or other similar transaction in which the Company’s stockholders receive cash or the securities of another issuer that are listed on a national securities exchange, as full or partial consideration for their shares.  “Market value” means the value measured in connection with a liquidity event determined as follows: (1) in the case of the listing of the Company’s shares, or the shares of the common stock of any of the Company’s subsidiaries, on a national securities exchange, by taking the average closing price over the period of thirty consecutive trading days during which the Company’s shares, or the shares of the common stock of its subsidiary, as applicable, are eligible for trading, beginning on the 180th day after the applicable listing or (2) in the case of the receipt by the Company’s stockholders of securities of another entity that are trading on a national securities exchange prior to, or that become listed concurrent with, the consummation of the liquidity event, as follows: (a) in the case of shares trading before consummation of the liquidity event, the value ascribed to the shares in the transaction giving rise to the liquidity event; and (b) in the case of shares which become listed concurrent with the closing of the transaction giving rise to the liquidity event, the average closing price over the period of thirty consecutive trading days during which the shares are

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

eligible for trading, beginning on the 180th day after the applicable listing.  In addition, any cash consideration received by the Company’s stockholders in connection with any liquidity event will be added to the market value determined in accordance with clause (1) or (2). Finally, for these purposes, “priority return” means, on an aggregate basis, a 6% per annum cumulative, non-compounded return on aggregate invested capital.

(4)  Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to September 30, 2009 through November 13, 2009, the date of issuance of the financial statement, for potential recognition or disclosure in these financial statements.

On October 14, 2009, the Company’s board of directors declared distributions payable to stockholders of record each day beginning on the close of business on October 15, 2009 through the close of business on December 31, 2009, plus an additional distribution to all stockholders of record on October 14, 2009.  Distributions will be paid monthly in arrears as follows:

•

For stockholders of record between October 15 and October 31, 2009, distributions paid equaled a daily amount that, if paid each day for a 365-day period, would equate to a 6.0% annualized rate based on a purchase price of $10.00 per share, calculated at a rate of $0.00164384 per share per day.

•

For stockholders of record on October 14, 2009, an additional distribution was paid in an amount equal to $0.02301376 per share, which equates to $0.00164384 per day for the first fourteen days of October.

•

Total distributions declared for the month of October, in the amount of $28,028, were paid on November 3, 2009.

The Company will not use any of the net proceeds from the offering to fund these distributions.

On October 20, 2009, the Company placed on deposit $2,500,000 in a money market account maintained at a bank which is owned by parties affiliated with our Sponsor.

As of November 12, 2009, the Company has raised net capital of $11,691,957 from the offering of shares.